Exhibit 99.2

The Intermediate People’s Court of Shenzhen City, Guangdong

Province, the People’s Republic of China

Civil Ruling

(2022) Yue 03 Civil Jurisdiction Final No.1894

Appellant (defendant in the first instance):

ZHANG YU, female, born on                     ,              nationality, identity card address at                     .

Appellee (plaintiff in the first instance):

NAM TAI GROUP LIMITED, registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Legal representative: Steven Parker.

Appellant, Zhang Yu, appealed to this court against the ruling (2022) Yue 0391 Civil First No.4737-2 of the People’s Court of Shenzhen Qianhai Cooperation Zone on the dispute with Appellee, Nam Tai Group Limited, defendant in the first instance, Wang Jiabiao, and third parties in the first instance, Nam Tai Investment (Shenzhen) Co. Ltd. and Yu Chunhua over liability for damages to the interests of the company. The court formed a collegial panel in accordance with the law to review the case.

Upon its review, the Court is of the view that, based on the subject matter of the case and the existing evidence, this case is a dispute over liability for damage to the interests of the company, and is a tort dispute. A lawsuit brought for an infringement shall be under the jurisdiction of the people’s court at the place where the infringement is committed or where the defendant is domiciled. In this case, domicile of the third party in the first instance, Nam Tai Investment (Shenzhen) Co. Ltd., should be regarded as the place where the infringement was committed, which is located in Bao’an District, Shenzhen; and domicile of Appellant, Zhang Yu, i.e. defendant in the first instance, located in Futian District, Shenzhen. Since Appellee is a company registered in the Cayman Islands, according to the Reply of High People’s Court of Guangdong Province on Designating the People’s Court of Shenzhen Qianhai Cooperation Zone to Have Centralized Jurisdiction over First-instance Commercial Cases Related to Foreign Countries, Hong Kong, Macao and Taiwan in Shenzhen, the People’s Court of Shenzhen Qianhai Cooperation Zone has centralized jurisdiction over the first instance of foreign-related, and Hong Kong, Macao and Taiwan-related commercial cases that were previously under the jurisdiction of other basic people’s courts in Shenzhen since its establishment, so this case should be under the centralized jurisdiction of the

People’s Court of Shenzhen Qianhai Cooperation Zone. Appellant’s grounds for appeal cannot be established, and the court does not support it. In accordance with the provisions of Article 177, paragraph 1, sub-paragraph 1 and Article 178 of the Civil Procedure Law of the People’s Republic of China, the Court rules as follows:

The appeal is dismissed and the original ruling is upheld.

This ruling is final.

Chief Judge	Lai Jianhua

Judge	Xie Binglin

Judge	Yin	Yi

The Intermediate People’s Court of Shenzhen City, Guangdong Province (Seal)

September 7, 2022

A certified true copy of the original document

Court Clerk	Gao Menghui

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